Exhibit (a)(21)
The China Securities Regulatory Commission, the Shenzhen Stock Exchange, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the New York Stock Exchange (NYSE) take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission (the SEC) nor any U.S. state securities commission has approved or disapproved of the H Share Offer, passed upon the merits or fairness of the H Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(H Share Stock Code: 0857)	(A Share Stock Code: 000618)
(ADS Stock Symbol: PTR)	(H Share Stock Code: 0368) (ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited in relation to the H Share Offer

Citigroup Global Markets Asia Limited
Financial Adviser to Jilin Chemical Industrial Company Limited in relation to the H Share Offer

Independent financial adviser to the independent board committee of Jilin Chemical Industrial Company Limited in relation to the H Share Offer and the delisting proposal

Platinum Securities Company Limited
WITHDRAWAL OF THE LISTING OF THE H SHARES OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED FROM THE HONG KONG STOCK EXCHANGE

The Jilin Board announces that the listing of the Jilin H Shares will be withdrawn from the Hong Kong Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. On Friday, 6 January 2006, the NYSE announced the suspension of trading of the Jilin ADSs and that the NYSE would submit an application for the delisting of the Jilin ADSs to the SEC. Upon approval by the SEC of the delisting application to be submitted by the NYSE to the SEC, the Jilin ADSs will be delisted from the NYSE, with effect from the date announced by the SEC in such approval.
The Offeror has preliminarily considered various possible alternatives to acquire the remaining Jilin H Shares that have not been tendered in acceptance of the H Share Offer after the Final Closing Date. However, for regulatory and other reasons, the Offeror has determined not to pursue any of these alternatives at this time. Jilin H Shareholders and Jilin ADS Holders are reminded that the listing of the Jilin H Shares will be withdrawn from the Hong Kong Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006 and upon approval by the SEC of the delisting application to be submitted by the NYSE to the SEC, the Jilin ADSs would be delisted from the NYSE, with effect from the date announced by the SEC in such approval.
In the event that the H Share Offer is not extended, the Final Closing Date will be Friday, 3 February 2006. Jilin H Shareholders and Jilin ADS Holders who have yet to tender their acceptances of the H Share Offer should do so before the Final Closing Date if they do not wish to hold Jilin H Shares that will not be listed on any stock exchange.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited (Citigroup), on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror (the Joint Announcement). On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and despatched the composite offer and response document (the Composite Document) relating to the H Share Offer. On 12 December 2005, the Offeror and Jilin jointly announced that certain clarification amendments had been made to the Composite Document in response to comments from the SEC. On 23 December 2005, the Offeror and Jilin jointly announced that the Offeror had received no-action relief from the staff of the SEC with respect to terminating the Initial Offer Period and thereby ending withdrawal rights upon the H Share Offer becoming or being declared unconditional and that if the H Share Offer becomes or is declared unconditional at any time on or after 31 December 2005, the date of the H Share Class Meeting, the Initial Offer Period will expire and the rights of the Jilin H Shareholders and the Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time. On 31 December 2005, the Offeror and Jilin jointly announced that the special resolutions to approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the NYSE, respectively, were duly passed by the Jilin Independent H Shareholders by way of poll at the H Share Class Meeting. On 6 January 2006, the Offeror and Jilin jointly announced the satisfaction of the H Share Offer Conditions and the H Share Offer consequently had become unconditional in all respects.
Unless the context requires otherwise, terms defined in the Joint Announcement and the Composite Document have the same meaning when used in this Announcement.

WITHDRAWAL OF LISTING
The Jilin Board announces that the listing of the Jilin H Shares will be withdrawn from the Hong Kong Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. On Friday, 6 January 2006, the NYSE announced the suspension of trading of the Jilin ADSs and that the NYSE would submit an application for the delisting of the Jilin ADSs to the SEC. Upon approval by the SEC of the delisting application to be submitted by the NYSE to the SEC, the Jilin ADSs will be delisted from the NYSE, with effect from the date announced by the SEC in such approval.
SUBSEQUENT OFFER PERIOD
Jilin H Shareholders and Jilin ADS Holders should note that as the H Share Offer has been declared unconditional in all respects on Friday, 6 January 2006, the H Share Offer will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 (unless it is extended in accordance with the terms and conditions of the H Share Offer and the Takeovers Code). Because of the time difference between Hong Kong and New York, Jilin ADS Holders who wish to accept the H Share Offer should return their acceptances to the US Tender Agent by 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
Jilin H Shareholders who wish to accept the H Share Offer must submit their duly completed Form of Acceptance, together with the relevant document(s) of title, to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event to reach Hong Kong Registrars Limited by no later than 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006.
Jilin ADS Holders who wish to accept the H Share Offer must submit their duly completed Letter of Transmittal, together with the relevant document(s) of title, to The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, as soon as possible, but in any event to reach The Bank of New York, Tender & Exchange Department by no later than 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
If the H Share Offer is extended, the Offeror and Jilin will jointly release an announcement to that effect which will be published in Hong Kong, filed with the SEC and available free of charge at the SEC’s website at www.sec.gov.
REMOVAL OF THE REGISTER OF JILIN H SHARES FROM HONG KONG
Following the Final Closing Date, Jilin will take steps to cease the maintenance of the register of the Jilin H Shares in Hong Kong with effect from 4 February 2006.
Jilin H Shareholders and Jilin ADS Holders should note that following the Removal of Jilin H Share Register, Jilin H Shareholders and Jilin ADS Holders may be subject to taxes on dispositions of and/or any dividends or distribution paid on his/her/its Jilin H Shares and Jilin ADSs under the laws and regulations of the PRC. Jilin H Shareholders and Jilin ADS Holders should seek independent advice of a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser in this regard.
The Offeror has preliminarily considered various possible alternatives to acquire the remaining Jilin H Shares that have not been tendered in acceptance of the H Share Offer after the Final Closing Date. However, for regulatory and other reasons, the Offeror has determined not to pursue any of these alternatives at this time. Jilin H Shareholders and Jilin ADS Holders are reminded that the listing of the Jilin H Shares will be withdrawn from the Hong Kong Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006 and upon approval by the SEC of the delisting application to be submitted by the NYSE to the SEC, the Jilin ADSs would be delisted from the NYSE, with effect from the date announced by the SEC in such approval.
In the event that the H Share Offer is not extended, the Final Closing Date will be Friday, 3 February 2006. Jilin H Shareholders and Jilin ADS Holders who have yet to tender their acceptances of the H Share Offer should do so before the Final Closing Date if they do not wish to hold Jilin H Shares that will not be listed on any stock exchange.
Following the Final Closing Date, any Jilin H Shareholder who has any queries in relation to any administrative issues concerning his/her/its Jilin H Shares should contact Hong Kong Registrars Limited by telephone at +852 2862 8628 or at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.
Following the Final Closing Date, any Jilin ADS Holder who has any queries in relation to any administrative issues concerning his/her/its Jilin ADSs should contact The Bank of New York, ADR Department, by telephone at +1-888-269-2377 or at 101 Barclay Street 22nd Floor West, New York, New York 10286.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because these documents, including the amendments and exhibits thereto, contain important information about the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for copies of such documents to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.

By order of the Board	By order of the Board
PetroChina Company Limited	Jilin Chemical Industrial Company Limited
Li Huaiqi	Zhang Liyan
Secretary to the Board	Secretary to the Board
Beijing, the PRC
20 January 2006
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Yu Li, Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Ms. Yang Dongyan, Messrs Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Ms. Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information relating to Jilin in this Announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.
* for identification purposes only